The Board of Trustees of the Crawford Dividend Opportunity Fund (the “Fund”), upon the recommendation of the Audit Committee of the Board of Trustees, accepted the resignation of Cohen Fund Audit Services, Ltd. (“Cohen”) and approved a change of the Fund’s independent auditors to Ernst & Young LLP for the Fund. For the fiscal year ended December 31, 2012, the Cohen served as the Fund’s independent auditor with respect to the Fund. During the Fund’s fiscal year ended December 31, 2012, Cohen’s audit report concerning the Fund contained no adverse opinion or disclaimer of opinion; nor were its reports qualified or modified as to uncertainty, audit scope, or accounting principles. Further, in connection with its audit for the fiscal year ended December 31, 2012, there were no disagreements between the Fund and Cohen on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which if not resolved to the satisfaction of Cohen would have caused it to make reference to the disagreements in its report on the financial statements for such period. In addition, there were no reportable events of the kind described in Item 304(a)(1)(v) (A) through (D) of Regulation S-K under the Securities Exchange Act of 1934, as amended. During the Fund’s fiscal year ended December 31, 2012, neither the Registrant nor anyone on its behalf consulted Ernst & Young LLP concerning (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Registrant’s financial statements or (ii) the subject of a disagreement (as defined in paragraph (a)(1)(v) of Item 304 of Regulation S-K) or reportable events (as described in paragraph (a)(1)(v)(A) through (D) of said Item 304.